UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 18, 2020

Griffin Capital Essential Asset REIT, Inc.
(Exact name of registrant as specified in its charter)

Commission File Number:  000-55605

Maryland	46-4654479
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1520 E. Grand Avenue, El Segundo, CA 90245
(Address of principal executive offices, including zip code)

(310) 469-6100
(Registrant's telephone number, including area code)

None
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[X]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
____________________	_________________	____________________
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.    Entry into a Material Definitive Agreement
Second Amendment to Second Amended and Restated Credit Agreement
On December 18, 2020, Griffin Capital Essential Asset REIT, Inc. (the "Registrant"), through Griffin Capital Essential Asset Operating Partnership, L.P. (the "Operating Partnership"), as borrower, various lending institutions and KeyBank, National Association, as administrative agent ("KeyBank" or the "Administrative Agent"), entered into the Second Amendment (the "Second Amendment") to that certain Second Amended and Restated Credit Agreement dated as of April 30, 2019, as amended by that certain First Amendment to Second Amended and Restated Credit Agreement dated as of October 1, 2020 (collectively, the "Existing Credit Agreement"; and the Existing Credit Agreement as amended by the Second Amendment, the "Amended Credit Agreement").
Pursuant to the Existing Credit Agreement, the Registrant was provided with (i) a $200 million senior unsecured term loan that matures on June 28, 2023 (the "$200M 5-Year Term Loan"), (ii) a $750 million senior unsecured revolving credit facility that matures on June 28, 2022 (the "Revolver"), which Revolver includes an option to extend the maturity of the Revolver by one year, subject to the satisfaction of certain customary conditions, (iii) a $150 million senior unsecured term loan that matures on April 30, 2026 (the "150M 7-Year Term Loan"), (iv) a $400 million senior unsecured term loan that matures on April 30, 2024 (the "$400M 5-Year Term Loan"), and (v) an option, subject to obtaining additional commitments from lenders and certain other customary conditions, to increase the commitments under the Revolver, increase the existing terms loans and/or incur new term loans by up to an additional $500 million in the aggregate (collectively, the "Existing Credit Facilities").
The Second Amendment provides, among other things, for (a) a new $400 million senior unsecured delayed draw term loan maturing five years after the closing date of the Second Amendment (the "Closing Date") (the "New $400M 5-Year Term Loan"), which may be drawn in up to three installments within 180 days from the Closing Date, (b) a ticking fee at a rate equal to 0.20% per annum payable on the portion of the commitments for the New $400M 5-Year Term Loan which remain undrawn or unterminated commencing on the date that is 120 days after the Closing Date until the New $400M 5-Year Term Loan is fully drawn or the commitments therefor terminated, (c) the option, subject to obtaining additional commitments from lenders and certain other customary conditions, to increase the commitments under the Revolver, increase the existing term loans and/or incur new term loans by up to an additional $600 million in the aggregate, and (d) certain other terms and modifications to the Existing Credit Agreement (collectively, the "Amended Credit Facilities"). Increases in the commitment amount must be made in amounts of not less than $25 million, and increases of $25 million in increments in excess thereof, provided that such increases do not exceed the maximum total commitment of $2.5 billion. The New $400M 5-Year Term Loan is evidenced by promissory notes that are substantially similar related to each lender and the amount committed by each such lender.
The New $400M 5-Year Term Loan has an initial term of five years from the Closing Date, maturing on December 18, 2025. Payments under the New $400M 5-Year Term Loan are interest only and are due on the first day of each quarter. Amounts borrowed under the New $400M 5-Year Term Loan may not be repaid and reborrowed. The London Interbank Offered Rate ("LIBOR") floor with respect to the New $400M 5-Year Term Loan is one-quarter of one percent (0.25%). The proceeds of the New $400M 5-Year Term Loan must be solely utilized by the Operating Partnership, as borrower, to (a) fund all or any portion of amounts owing or payable in respect of Project Cardinal (as defined in the Amended Credit Agreement), including the repayment of Indebtedness (as defined in the Amended Credit Agreement) and payment of all other fees, costs and expenses due and payable in connection therewith, or (b) pay down outstanding Revolving Loans (as defined in the Amended Credit Agreement) (but without any corresponding reduction in the commitments under the Revolver).
In the event that any of the New $400M 5-Year Term Loan is not advanced as of the date that is 120 days after the Closing Date, such unadvanced amount will incur an unused fee equal to 0.20% annually multiplied by the average daily amount of the unadvanced portion of the New $400M 5-Year Term Loan. Such unused fee will be payable quarterly in arrears and will start accruing on the date that is 120 days after the Closing Date and will stop accruing on the first to occur of (a) the date the New $400M 5-Year Term Loan is fully advanced, (b) the date that is 180 days after the Closing Date, or (c) the date the Operating Partnership, as borrower, terminates any remaining portion of the New $400M 5-Year Term Loan.
In addition to customary representations, warranties, covenants, events of default and indemnities, the New $400M 5-Year Term Loan requires the Registrant to have and maintain, tested on a quarterly basis, among other things, a maximum unsecured leverage ratio of 60%, or for up to four consecutive quarters after a material acquisition, 65%.
In connection with the Existing Credit Agreement, the Registrant and certain direct and indirect subsidiaries of the Operating Partnership (the "Guarantor Subsidiaries") were required to guaranty the obligations of the Operating Partnership, as borrower, under the Existing Credit Facilities (the "Existing Guaranty"). In connection with the Second Amendment, the Registrant and the Guarantor Subsidiaries were required to reaffirm and confirm their respective obligations under the Existing Guaranty (the Existing Guaranty as so reaffirmed, the "Guaranty").
The foregoing summary is qualified in its entirety by reference to the terms of the documents related to the Second Amendment, which are attached hereto as Exhibits 10.1 through 10.3 and incorporated herein by reference.
Item 2.03.    Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant
The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference into this Item 2.03.
Item 8.01.    Other Events
January 2021 Distribution Declaration
On December 17, 2020, the Registrant’s board of directors declared an all-cash distribution rate based on 365 days in the calendar year, of $0.000958904 per day ($0.35 per share annualized), subject to adjustments for class-specific expenses, per Class E share, Class T share, Class S share, Class D share, Class I share, Class A share, Class AA share and Class AAA share of common stock, for stockholders of record at the close of each business day for the period commencing on January 1, 2021 and ending on January 31, 2021. The Registrant will pay such distributions to each stockholder of record at such time in February 2021 as determined by the Registrant's Chief Executive Officer.
Additional Information About the Mergers
In connection with the proposed mergers among the Registrant, Cole Office & Industrial REIT (CCIT II), Inc. ("CCIT II") and their respective subsidiaries (the "Mergers"), the Registrant has filed a registration statement on Form S-4 (Registration No. 333-250962) with the Securities and Exchange Commission (the "SEC") that includes a proxy statement of CCIT II and also constitutes a prospectus of the Registrant. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that have been made available to the stockholders of CCIT II. In connection with the proposed Mergers, the Registrant and CCIT II also have filed relevant materials with the SEC. STOCKHOLDERS OF CCIT II ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGERS. A definitive proxy statement/prospectus has been sent to CCIT II’s stockholders. Investors may obtain a copy of the proxy statement/prospectus and other relevant documents filed by the Registrant and CCIT II free of charge at the SEC’s website, www.sec.gov. Copies of the documents filed by the Registrant with the SEC are available free of charge on the Registrant’s website at http://www.gcear.com or by contacting the Registrant’s Investor Services at (888) 926-2688. Copies of the documents filed by CCIT II with the SEC are available free of charge on CIM’s website, at https://www.cimgroup.com/investment-strategies/individual/for-shareholders.
Participants in Solicitation Relating to the Mergers
CCIT II, the Registrant and their respective directors and executive officers and other members of management and employees, as well as certain affiliates of CIM Group, LLC serving as CCIT II’s external advisor, have been deemed to be participants in the solicitation of proxies from CCIT II stockholders in respect of the proposed Mergers. Information regarding the directors, executive officers and external advisor of CCIT II is contained in the Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 30, 2020, as amended on April 27, 2020. Information about directors and executive officers of the Registrant is available in the proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 15, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed Mergers. Stockholders of CCIT II should read the proxy statement/prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from the Registrant or CCIT II using the sources indicated above.

Item 9.01.  Financial Statements and Exhibits
(d) Exhibits

Exhibit No.	Description
10.1
Second Amendment to Second Amended and Restated Credit Agreement dated December 18, 2020, by and among Griffin Capital Essential Asset Operating Partnership, L.P., the lending institutions party thereto as lenders and KeyBank, National Association, as administrative agent

10.2	2025 Term Note payable to KeyBank, National Association dated December 18, 2020
10.3	Schedule of Omitted Documents for New $400M 5-Year Term Loan

Signature(s)

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Griffin Capital Essential Asset REIT, Inc.

Date: December 23, 2020	By:	/s/ Javier F. Bitar
Javier F. Bitar
Chief Financial Officer and Treasurer